Exhibit 1

In the District Court of Jerusalem

Notice of Filing a Motion with the Court

In accordance with the Companies Regulations (Motion for Settlement or
Arrangement), 2001 (the "Regulations")

In re:  BioLineRX Ltd.; Company no.:  51-339875-0,  Address:  19 Hartum St., Jerusalem.

Counsel representing the Company in filing this Motion:  Advocates Gil Oren and/or Amir Assali, of Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv 67021, Tel.  03-6087850, Fax  03-6087723.

Notice is hereby served that on July 31, 2011, the Company filed with the District Court of Jerusalem (the "Court") a motion to approve an arrangement between the Company and holders of the Company's Warrants (Series 2) (the "Warrants" and the "Motion"). The proposed Arragement will extend by approximately 18 months, until June 30, 2013, the exercise period of the Warrants (which were issued in accordance with a shelf offering report of the Company dated December 27, 2009, which was published under a shelf prospectus dated May 3, 2009), all as detailed in and subject to the Motion.

Copies of the Motion and all attachments thereto shall be provided, free of charge, to any stakeholder, upon receipt of a written request.

In accordance with Section 34 of the Regulations, objections to the Motion may be filed with the Court no later than August 11, 2011.